UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.,

Modi’in,

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

On June 15, 2021, Vascular Biogenics Ltd. (the “Company”) issued a press release announcing a temporary pause in recruitment of new patients in the United States for its OVAL Phase 3 study following notification by the U.S Food and Drug Administration that clearance of new VB-111 batches for use in the United States is currently pending the completion of a technical review by the Chemistry, Manufacturing, and Controls group, which is evaluating the comparability of VB-111 manufacturing between different source sites. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-251821 and 333-238834), filed with the Securities and Exchange Commission on December 30, 2020 and April 19, 2021, respectively, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits.

Exhibit Number	Description
99.1	Press Release dated June 15, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: June 15, 2021	By:	/s/ Dror Harats
Dror Harats
Chief Executive Officer